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                             INTERALLIED GROUP, INC.
                              A Nevada corporation

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
                  CONNECTION WITH THIS INFORMATION STATEMENT.

      NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE
                                COMPANY A PROXY.

         This Information Statement, which is being mailed on or about August 10, 2001, to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Interallied Group, Inc., a Nevada corporation ("Interallied" or the "Company"), is being furnished in connection with the contemplated appointment of the persons named below to the Board of Directors of the Company (the "Board"), to be effective no earlier than on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission (the "Commission") and the mailing of such Information Statement to all persons who were holders of record of the Common Stock. Upon the closing of the transaction contemplated in the Stock Exchange Agreement described below, the current directors of the Company will resign from the Board. Prior to their resignation, they will appoint: Glenn J. Kline, James W. Johnston, Floyd H. Chilton, Santo J. Costa, Doug Edgeton, Sara Brooks Strassle, Bradley J. Undem, and Margaret Urquhart (collectively, the "Designees") to the Board, pursuant to the terms and provisions of a stock exchange agreement dated as of August 1, 2001 (the "Stock Exchange Agreement") by and among the Company and all or substantially all of the shareholders of Pilot Therapeutics, Inc. ("Pilot"). For business reasons, the Closing may, however, take place prior to a change in the majority of the Board of the Company, at which time, up to three Designees may take office.

         No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, require the mailing to the Company's stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's stockholders) occurs.


The Stock Exchange Agreement and Election of Directors

         Pursuant to the Stock Exchange Agreement, a minimum of 95% of the shareholders of Pilot will acquire up to 7,905,414 shares of the common stock of the Company (or approximately 80% of the outstanding shares of the Company), subject to increase if any additional Pilot options are exercised, in exchange for a number of shares of the common stock of Pilot equal to one share of Pilot common stock for two shares of Company Common Stock. The shares of the Common Stock issued in this transaction will be acquired by the Pilot shareholders for investment purposes and will not be registered under the Securities Act of 1933. The anticipated closing date of the transaction is mid to late August of 2001.

         The number of shares issued by the Company in the above referenced transaction was determined by arms-length negotiation between the parties. No relationship existed between the Company and Pilot or the Pilot shareholders prior to the transaction.

         As part of the transaction, a shareholder of the Company will satisfy the outstanding liabilities of the Company (estimated at approximately $168,000) and receive 48,000 shares of Common Stock of the Company, each share to be valued at between $3.00 and $3.50 depending on the final amount of the liabilities.

         Promptly after compliance with Section 14(f) of the Exchange Act, at the closing under the Stock Exchange Agreement, the current Board shall, by written consent, in lieu of a meeting, elect as members of the Company's Board the Designees of the Pilot shareholders named above. In addition, the present members of the Board, namely, Ira Keeperman, Patrice Croghan, and Maureen Sirull, will resign.

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Description of Voting Securities and Principal Holders Thereof

         As of July 31, 2001, the issued and outstanding capital stock of the Company consisted of 1,815,317 shares of Common Stock. Each outstanding share of Common Stock entitles its holder to one vote.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, as of June 30, 2001, concerning Interallied's Common Stock beneficially owned (i) by each Director of Interallied, (ii) by the Named Executive Officers and all executive officers and directors as a group, and (iii) by each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of Interallied, sole voting and dispositive power with respect to the shares beneficially owned, subject to community property laws where applicable.


Name and Address                                             Percent of Shares
of Beneficial Owner                  Number of Shares          Outstanding
-------------------                  ----------------       -----------------
Joseph Colombo                          350,000 (1)              19.3%

Rhonda Rabetsky                         106,018                   5.8%

Ira Keeperman                            45,000                   2.5%

Maureen Sirull                              -0-                    --

Patrice Croghan                          45,000                   2.5%

All Officers and Directors
As a group (3 persons)                   90,000                  45.0%


     (1) Does not include shares owned by Mr. Colombo's spouse or an entity in which his spouse has an interest. Mr. Colombo disclaims beneficial ownership in such shares.


Information Concerning Director Designees

         The following table provides certain information as of July 31, 2001 about each Designee for election as a Director (all of whom are currently directors of Pilot):


Director                      Age    Position
--------                      ---    -------
J. Kline                      38     Senior Managing Director, Academy
                                     Centennial Fund, LLC and Academy Venture Fund II, LLC

James W. Johnston             55     President and Chief Executive Officer,
                                     Stonemaker Enterprises, Inc.

Floyd H. Chilton, PhD         43     President, Chief Executive Officer and Chief Scientific
                                     Officer of Pilot Therapeutics, Inc.

Santo J. Costa                56     Non-executive chairman of ArgoMed,
                                     Inc.; Executive in Residence at AM Papas and Associates;
                                     Of Counsel for the law firm Maupin Taylor and Ellis.


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


Doug Edgeton                  45     Chief Financial Officer, Wake Forest
                                     University Baptist Medical Center.

Sara Brooks Strassle          49     Member of the Board for the Triangle Community Foundation;
                                     Member of the Board for the North Carolina Symphony
                                     Society; President of Triangle Community
                                     Foundation; Member of the Board of the RTP chapter of
                                     the National Association of Corporate Directors.

Bradley J. Undem, PhD         44     Professor of Medicine, Johns Hopkins University School of
                                     Medicine.

Margaret Urquhart             52     Member of the Board of Trustees for Salem Academy and College;
                                     Member of the Advisory Board for Wachovia Bank; and member of the Board of Directors for the Winston-Salem Arts Council.


         The business experience for at least the past five years, principal occupation, employment and certain other information concerning each Designee Director is set forth below.

Glenn J. Kline. Since 1998, Mr. Kline has been the Senior Managing Director, Academy Centennial Fund, LLC and Academy Venture Fund II, LLC. In addition, he was the Senior Director in charge of Business Development & Strategic Planning, Del Monte from 1993-1998 and held the positions of Associate and Vice President at Ventana Growth Funds from 1989-1993.

James W. Johnston. Mr. Johnston has been President and Chief Executive Officer ("CEO") of Stonemaker Enterprises, Inc. since 1996. Previously, he was Vice Chairman of RJR Nabisco, Inc. from 1995-1996, CEO of RJR Nabisco, Inc. from 1994-1996, CEO of RJR Tobacco Co. from 1989-1994; and Director RJR Nabisco Holdings Corp. from 1992-1996. Mr. Johnston was Division Executive of Citibank, NA from 1984-1989. He was Executive Vice President Marketing, Sales & Product Development for RJ Reynolds Tobacco Co., President & CEO of Asian and Pacific Operations for RJ Reynolds Tobacco International Inc. from 1980-1981; and Executive Vice President of the Asia/ Pacific Group of RJ Reynolds Tobacco Co. from 1979-1980. Mr. Johnston is a Member Board of Directors of Pilot Therapeutics, Inc., the Sealy Corporation, Remotelight.com Inc., and Adhesions Technology. He is a Member of the Board of Visitors of the Wake Forest Baptist Medical Center, the North Carolina Business Council of Management and Development, and the Winston-Salem Business Inc.; and serves on the Board of Trustees of Wake Forest University.

Floyd H. Chilton, PhD. Mr. Chilton has been President, CEO and Chief Scientific Officer ("CSO") of Pilot Therapeutics, Inc. from 2000 to present; and Founder and CSO, Pilot Therapeutics, Inc. from 1998-2000. Additionally, Mr. Chilton has been Associate Director, Asthma and Airways Diseases Center at Wake Forest University School of Medicine since 1999. He was Associate Director, Programs in Clinical Research from 1999-2000, Director of the Molecular Medicine Program, Wake Forest University School of Medicine 1997-2000, Professor, Physiology and Pharmacology, Wake Forest University School of Medicine from 1997 - 2000, Professor, Department of Internal Medicine Section on Pulmonary and Critical Care Medicine Wake Forest University School of Medicine since 1996, Associate, Biochemistry, Wake Forest University School of Medicine since 1992, and Associate Professor, Department of Internal Medicine Section on Pulmonary and Critical Care Medicine, Wake Forest University School of Medicine 1991-1996. Mr. Chilton was Assistant Professor, The Johns Hopkins

University School of Medicine from 1986-1991. He was a Graduate Assistant, Bowman Gray School of Medicine Wake Forest University from 1982-1984.

Santo J. Costa. Mr. Costa is currently a non-executive chairman of ArgoMed, Inc., Executive in Residence at AM Papas and Associates, and Of Counsel for the law firm Maupin Taylor and Ellis. Mr. Costa was Vice-Chairman, Quintiles Transnational Corp from 1999-2001; President and Chief Operations Officer ("COO"), Quintiles from 1994-1999. He was Senior Vice President for Administration and General Counsel, Glaxo, Inc. and U.S. area counsel for Merrell Dow Pharmaceuticals from 1971-1994. Mr. Costa is a member of the Board of Directors of NPS Pharmaceuticals, CV Therapeutics, Pilot Therapeutics, Inc. and EBM Solutions. He is a member of the Board of Advisors of AM Pappas & Associates. He is also a member of the Board of Directors of the Duke Medical Center Children's Classic, the Duke University Medical Center Medical Center Board of Visitors, North Carolina Outward Bound School, the Duke Brain Tumor Advisory Committee and the Food and Drug Law Institute Advisory Board.

Doug Edgeton. Mr. Edgeton has been the Chief Financial Officer, Wake Forest University Baptist Medical Center since 2000. Mr. Edgeton was Associate Dean for Administration and Finance of University of Alabama School of Medicine from 1996-2000; Assistant Dean for Resource Management of University of Alabama School of Medicine from 1994-1996; Director of Transportation Services of University of Alabama School of Medicine from 1988-1994; Administrator UAB Center for Health Professionals of University of Alabama School of Medicine from 1987-1988; Department Head University Hospital Parking of University of Alabama School of Medicine from 1983-1987; Cash Manager Hospital Dietetics Department of University of Alabama School of Medicine from 1981-1983; and Hospital Administration Intern of University of Alabama School of Medicine from 1980-1981. Mr. Edgeton is a member of the Board of Directors of Pilot Therapeutics, Inc.

Sara Brooks Strassle. Ms. Strassle was President and CEO of Pilot Therapeutics, Inc. from 1998 -1999, Executive Vice President, Quintiles 1984-1997 and Director on the Quintiles Board of Directors until 1997. She is a member of the Board for the Triangle Community Foundation; the North Carolina Symphony Society and the RTP chapter of the National Association of Corporate Directors since 1999. She is also President of Triangle Community Foundation. Ms. Strassle is a member of the Board of Directors of Pilot Therapeutics, Inc.

Bradley J. Undem, PhD. Mr. Undem was Professor of Medicine, Johns Hopkins University School of Medicine from 1988-2001 and is a member of the Board of Directors of Pilot Therapeutics, Inc.

Margaret Urquhart. Ms. Urquhart was President, Krispy Kreme Store, North America, 1999-2000; and President, Lowes Foods from 1995-1999. She was the owner of Spurlock Consulting Group from 1993-1995. Ms. Urquhart was Senior Vice President, Marketing & Distribution for Hook SupeRx from 1992-1993, Hannaford Brothers Co. from 1989-1992; President of Wellby Super Drug Stores (a subsidiary of Hannaford Bros Co.) 1989-1992; Member of the Board of Trustees for Salem Academy and College; Member of the Advisory Board for Wachovia Bank; on the Board of Directors for the Winston-Salem Arts Council and Pilot Therapeutics, Inc.


Information Concerning Executive Officers

         Our executive officers as of June 30, 2001 are identified below. Information regarding the business experience of the executive officers is set forth above under the heading "Information Concerning Directors." Each executive officer is elected annually by the Board and serves until the next regular annual meeting of the Board and until his successor is duly elected and qualified, or until his earlier death, disqualification, resignation or removal.

Name                     Age       Position
----                     ---       --------
Ira Keeperman             48       President, Chief Executive Officer
                                   and Director

Patrice Croghan           39       Secretary/Treasurer and Director

Maureen Sirull            43       Vice President

Certain Relationships and Related Transactions

         In March 1999, the Company issued 500,000 shares of its common stock to the three former owners of Dining Experience in exchange for all of its issued and outstanding shares. The Company believes that the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act. Of these shares, 300,000 were issued to Joseph Columbo and 150,000 shares were issued to Rhonda Rabetsky, each of whom thereby became an affiliate of the Company.

         A corporation owned by the spouse of an affiliate of the Company was the lessor of the Company's offices pursuant to a lease which was on a month-to-month basis with a base annual rent of approximately $10,000. The lease was terminated in May, 2001.


Compliance with Section 16(a) of the Securities Exchange Act of 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Interallied's directors and executive officers and persons who beneficially own more than ten percent of Interallied's Common Stock to report their ownership of and transactions in Interallied's Common Stock to the Commission and Nasdaq. Copies of these reports are also required to be supplied to the Company. Interallied believes that such persons have not complied with the applicable Section 16(a) reporting requirements, however, the Company will make an effort to convince such persons to comply with the Section 16(a) reporting requirements within a reasonable time.


Compensation of Directors and Executive Officers

Director Compensation

         Members of the Board are not compensated for their services as such.

Executive Compensation

         Summary Compensation Table.

         Name and Principal Position                Year           Salary
         ---------------------------                ----           ------
         Ira Keeperman, Chief Executive Officer      2000           $  0
                                                     1999           $  0
                                                     1998           $  0



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       INTERALLIED GROUP, INC.

                                       By:  /s/  Ira Keeperman
                                           -----------------------------------
                                               Ira Keeperman
                                               Chief Executive Officer
Dated:  August 10, 2001